Mail Stop 4561

March 6, 2009

VIA USMAIL and FAX (806) 358 - 1430

Mr. Robert E. Fowler
Executive Vice President and Chief Financial Officer
Church Loans & Investments Trust
5305 W. Interstate 40
Amarillo, Texas 79106-4759

      Re: Church Loans & Investments Trust
              Form 10-K for the year ended 3/31/2008
              Filed on 6/27/2008
              File No. 000-08117

Dear Mr. Robert E. Fowler:

      We have reviewed your response letter dated February 20, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2008

Item 1: Business, page 1

1.   We note your response to prior comment 2 and the tabular disclosure of your loans classified as in default or non-performing. In particular, footnote (1) to the table states that, generally, collateral value reflects the value at or about the date the loan was made. Please tell us what consideration was given to disclosing the fair value of the collateral used to measure impairment of collateral dependent loans instead of the collateral value at or about the date the loan was made.

Financial Statements and Notes

Note 4 – Mortgage Loans, Church Bonds, and Interim Construction Loans, page 4

2.   We have considered your response to comment 16. Your response addresses the impact on your assessment of a specific allowance for credit losses for *impaired loans*. Please clarify how the deteriorating current economic environment, as evidenced by the increase in your loans and bonds that are no longer performing, has impacted your assessment of a general SFAS 5 allowance required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired. In addition, provide to us and consider disclosing in future filings a schedule of activity of your allowance for credit losses on a quarterly basis.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551–3391 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief